Exhibit 99.1

Topline Data from a Randomized, Double Blind, Placebo Controlled Phase 2 Study of ATH434 in MSA David Stamler 1 , Cynthia Wong 1 , Paula Trujillo 2 , Margaret Bradbury 1 , Christine Lucas 1 and Daniel Claassen 2 1 Alterity Therapeutics, Newark, CA, USA 2 Department of Neurology, Vanderbilt University Medical Center, Nashville, TN, USA American Academy of Neurology Annual Meeting 2025 (San Diego) 1

Disclosures 2 Authors are either employees of Alterity Therapeutics or received research support for their participation in the study.

Background • Labile iron essential for key cellular functions • Excess labile iron promotes • Alpha - synuclein aggregation • Oxidative injury • MSA associated with reduced ability to control levels of labile iron » Iron accumulation in areas of pathology • ATH434: Orally administered iron chaperone that redistributes excess labile iron in CNS • Reduces α - synuclein aggregation in vitro and in vivo • Reduces oxidative injury by ~80% • Efficacy demonstrated in MSA and PD animal models Vehicle ATH434 0 50 100 150 200 250 Lipid Peroxidation % non - injured control 80% ↓ Menadione - injured Neurons ATH434 Reduces Oxidative Injury ATH434 Reduces α - synuclein Aggregation 3 Sources: Finkelstein, et al. Acta Neuropath Comm. 2017; Bailey et al. Society for Neuroscience 2023

Study Objectives 4 • Evaluate the efficacy, biomarker response, and safety of ATH434 treatment in MSA patients

Confidential ATH434 - 201 Study Design 5 • Clinical diagnosis of MSA • Motor symptoms ≤4 years • Elevated plasma NfL • No severe impairment MSA (N=60) 75 mg bid 50 mg bid Placebo 12 mo treatment 12 mo treatment 12 mo treatment Visit Schedule • Clinic visits at Weeks 2, 6, 13, 21, 26, 39, 47, and 52 Assessments for Efficacy/Target engagement • MRI: Screening, Weeks 26 and 52 • Alpha - syn SAA (CSF): Screening, Weeks 26 and 52 • UMSARS I: Weeks 13, 26, 39 and 52 • CGI - S, OHSA, Wearables: Weeks 13, 26, 39 and 52 Quantitative MRI to measure iron levels MSA patient

Populations and Key Endpoints Criteria* Population Change from BL to Week 52 Endpoint ≥ 1 post - baseline MRI (26 weeks) (+) aggregating α - synuclein SAA Imaging Iron content in s. nigra by MRI Primary (Biomarker) ≥ 1 post - baseline UMSARS I (13 weeks) Clinical Change in Modified UMSARS Part I Key Secondary (Clinical) 77 Randomized 61 (Imaging analysis population) 5 neg. CSF α - syn SAA 10 d/c before week 26 1 completed week 26 w/o MRI 71 (Clinical analysis population) 6 no post Baseline UMSARS I 6 * All patients in Imaging and Clinical analysis populations were randomized and treated

Baseline Characteristics (mITT) 7 Mean (SD) Overall (n = 61) 75mg BID (n = 21) 50mg BID (n = 21) Placebo (n = 19) Parameter 62.8 (6.5) 64.0 (6.3) 62.9 (6.3) 61.5 (7.0) Age (y) 59.0% 57.1% 57.1% 63.2% Gender (% male) 90.2% 95.2% 81.0% 94.7% Race (% white) 15.5 (4.5) 14.4 (4.7) 15.4 (4.6) 16.8 (4.2) Modified UMSARS I 51.7 (16.6) 49.1 (17.7) 48.6 (16.0) 57.9 (15.2) NNIPPS Motor score 33.1 (10.1) 32.4 (9.6) 31.7 (8.9) 35.4 (12.0) NfL (plasma), pg/mL 2.5 (0.9) 2.4 (0.9) 2.6 (0.9) 2.6 (0.9) Duration of motor symptoms (y) 62.3% 66.7% 52.4% 68.4% Radiographic phenotype (% SND) 13.1% 28.6% 4.8% 5.3% Severe nOH at Baseline

0 13 39 52 26 Week 12 14 16 20 18 22 24 26 Modified UMSARS I Placebo (n=22) ATH434 50 mg BID (n=25) ATH434 75 mg BID (n=24) P =0.07 for 75 mg P =0.02 for 50 mg Worsening Modified UMSARS Part I Relative Treatment Effect* vs Placebo at 52 weeks 48% 50 mg bid 30% 75 mg bid * Change ATH434 – Change Placebo Change Placebo Clinical Analysis Population 8

Clinical Global Impression of Severity Change from Baseline to Week 52 0.0 0.5 1.0 1.5 Change in CGIS (W52 - BL) Placebo ATH434 50 mg BID ATH434 75 mg BID P =0.0088 Mean (SE) • CGI - S is a single - item questionnaire that uses a 7 - point Likert Scale ranging from 1 to 7 where a higher score indicates a worse outcome. • Assesses total picture of subject over the prior 28 days: illness severity, impact of illness on function, level of distress and any other aspects of impairment. * Worsening Clinical Analysis Population 9

Orthostatic Hypotension Symptom Assessment (OHSA)
Change from Baseline to Week 52



Change in OHSA (week 52 - BL)
10
5
0
-5
P=0.08
P=0.14
Worsening
Placebo
ATH434 50 mg BID
ATH434 75 mg BID
Mean (SE)

- OHSA: Component of the Orthostatic Hypotension Questionnaire
- Assesses severity of following
  - Dizziness/lightheadedness/feeling faint/feeling like blacking out
  - Problems with vision (blurry, seeing spots, tunnel vision)
  - Weakness
  - Fatigue
  - Concentration
  - Head and neck discomfort

Clinical Analysis Population

Kaufmann, et al. Clin Auton Res 2012

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Wearable Sensors: Activity in Outpatient Setting Change from Baseline to Week 52 - 3000 - 2000 - 1000 0 Step Count Change in steps/day P =0.0437 P =0.1041 * - 40 - 30 - 20 - 10 0 Total Time Walking Change in Minutes/day Placebo ATH434 50 mg BID ATH434 75 mg BID P =0.1267 P =0.1535 - 100 - 50 0 Bouts of Walking Change in Bouts/day - 80 - 60 - 40 - 20 0 Total Standing Time Change in Minutes/day Worsening Worsening Worsening Worsening Mean (SE) Clinical Analysis Population 11

Group Change in Iron Content (Week 52 − Baseline) 12 Placebo Reduced Increased 50 mg bid • Iron increases in key regions over time in placebo > ATH434 75 mg bid • No statistically significant changes to iron levels in predefined ROI (s. nigra) • Evidence for reduced iron in globus pallidus

- 0.5000 - 0.4000 - 0.3000 - 0.2000 - 0.1000 0.0000 - 0.6000 Placebo ATH434 50 mg BID ATH434 75 mg BID ^ Composite z - score of the putamen, globus pallidus, cerebellum and brainstem regions vs. healthy age - matched population 13 26 weeks 52 weeks ATH434 Demonstrated Trends in Reduced Brain Atrophy Change from Baseline in Brain Volume – MSA Atrophy Index^ Z - score

Summary of Adverse Events 14 75mg BID (n=26) 50mg BID (n=25) Placebo BID (n=26) Number (%) of Subjects 1 25 (96.2%) 21 (84.0%) 24 (92.3%) Any Adverse Event (AE) AE by Severity 8 (30.8%) 10 (40.0%) 10 (38.5%) Mild 11 (42.3%) 8 (32.0%) 6 (23.1%) Moderate 6 (23.1%) 3 (12.0%) 8 (30.8%) Severe 7 (26.9%) 5 (20.0%) 10 (38.5%) Serious AEs 2 1 Reporting one or more event 2 None related to Study Drug Most frequent Adverse Events • UTI, fall, Covid - 19, fatigue, back pain • Similar rates across groups

Conclusions 15 • ATH434 demonstrates clinically significant efficacy in modifying disease progression • UMSARS I and several additional clinical outcomes • Study results support continued advancement of ATH434 for the treatment of MSA • Baseline differences in pathology and disease severity may explain different response in ATH434 treatment groups • Analysis ongoing • Imaging outcomes indicate heterogeneous localization of pathology • ATH434 reduces iron signal in MSA affected brain regions • Alpha - synuclein SAA requires continued refinement in MSA • Results support further exploration of the role of excess labile iron in neurodegeneration

Acknowledgements

The authors would like to thank the study participants, their care partners and the clinical site staff for their contributions to the study.

Country	Investigator	Study Coordinator	Institution
France	Wassilios Meissner	Sandrine Villars	Groupe Hospitalier Pellegrin, Bordeaux
	Jean-Christophe Corvol	Carine Lefort	Hôpital Universitaire Pitié Salpêtrière, Paris
	Olivier Rascol	Nadera Ainaoui	Hôpital Pierre-Paul Riquet, Toulouse
	Alexandre Eusebio	Manel Nouira	Hôpital de la Timone, Marseille
Italy	Roberto Ceravolo	Valentina Giordano	Azienda Ospedaliero-Universitaria Pisana, Pisa
	Pietro Cortelli	Giorgia Nanni	IRCCS Istituto Delle Scienze Neurologiche di Bologna, Bologna
	Alessio Di Fonzo	Diego Scalabrini	Fondazione IRCCS Ca' Granda Ospedale Maggiore Policlinico, Milan
	Maria Teresa Pellecchia	Dominga Valentino	Azienda Ospedaliera Universitaria San Giovanni di Dio Ruggi d'Aragona, Salerno
UK	Christopher Kobylecki	Kathryn Slevin	Northern Care Alliance NHS Foundation Trust, Manchester
	Viorica Chelban	Samuel Barnett	University College London Hospitals NHS Foundation Trust, London
	David Ledingham	Caroline Brunton	Newcastle Upon Tyne Hospitals NHS Foundation Trust, Newcastle Upon Tyne
	Victoria Marshall	Catriona McNeill	NHS Greater Glasgow and Clyde, Glasgow
US	Kevin Klos	Shannon Klos	Movement Disorder Clinic of Oklahoma
	Sheng-Han Kuo	Haidyn Emmerich	Columbia University Irving Medical Center, New York
	Deborah Hall	Savannah Melan	Rush University Medical Center, Illinois
	Amy Brown	Carol Wallace	Vanderbilt University Medical Center, Tennessee
	Katherine Longardner	Michael Skipworth	University of California San Diego, California
	Jee Bang	Kori Ribb	Johns Hopkins University Neurology Research Office, Maryland
Australia	Kelly Bertram	Charmaine Catipon	The Alfred, Melbourne
	Victor Fung	Sarah Bray	Westmead Hospital, Westmead
	Stephen Tisch	Fatima Abdi	Saint Vincent's Hospital Sydney, Darlinghurst
New Zealand	Tim Anderson	Laura Paermentier	New Zealand Brain Research Institute, Christchurch
	Mark Simpson	Adele McMahon	Auckland City Hospital, Auckland

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